4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204-487-7412 Fax: 204-488-9823

Medicure Files For Approval Of Phase II Clinical Trial
Of MC-1 In CABG

Montréal Heart Institute, Duke Clinical Research Institute to Collaborate on Trial

WINNIPEG, Manitoba – (October 15, 2003). Medicure Inc. (TSX:MPH), a cardiovascular drug discovery and development company, is pleased to announce that it has filed for regulatory approval with the U.S. Food and Drug Administration (FDA) and Canada’s Therapeutics Product Directorate (TPD) to conduct a Phase II clinical study of the Company’s lead drug candidate, MC-1, to evaluate the cardioprotective and neuroprotective effects of the drug in patients undergoing high-risk Coronary Artery Bypass Graft surgery (CABG).

The objective of the trial is to assess the effects of MC-1 compared with placebo on cardiovascular events and neurological functions following CABG surgery and to determine the level of protection against ischemia reperfusion injuries during cardiac surgery.

Montréal Heart Institute, in collaboration with Duke Clinical Research Institute (DCRI), Durham, North Carolina, will undertake the North American, multi-centre, double-blind study at between 20 and 30 clinical sites. Up to 900 patients undergoing the CABG procedure will be enrolled in the dose response study, which will be carried out under the direction of Dr. Jean-Claude Tardif, MD, FRCP, Director of Clinical Research and Associate Professor of Medicine at the Montreal Heart Institute, and Dr. Robert Harrington, Professor of Medicine and Director of Cardiovascular Clinical Trials, Duke University Medical Centre.

“As is the case with all surgeries, there are risks involved. In the case of CABG, the procedure is associated with several complications involving the cardiovascular and central nervous system,” stated Dr. Tardif. “As such, there is a significant need for a protective drug to reduce the extent of injury to the heart during this procedure. We are very much looking forward to carrying out this multi-centre trial in conjunction Duke Clinical Research Institute in patients undergoing this procedure.”

In Medicure’s MEND-1, Phase II clinical trial, MC-1 showed that it did have a cardioprotective effect on ischemic reperfusion injury in patients undergoing angioplasty procedure.

The primary efficacy parameter of the trial is reduction in the combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including post-operative day 30.

Additional endpoints will include the extent of CK-MB released as a marker of cardiovascular damage, the measure in which MC-1’s cardioprotective effect was first demonstrated in the MEND-1 study. Safety will be assessed by clinical laboratory parameters, electrocardiograms, physical examinations, vital signs, and the frequency and intensity of clinical adverse events.

In addition to Drs. Tardif and Harrington, the Steering Committee that will drive the CABG trial is comprised of several leading physicians in the field of cardiology: Dr. Michel Carrier, Department of Surgery, Montréal Heart Institute; Dr. David Kandzari, Assistant Professor of Medicine and Director, Interventional Cardiology Research at Duke Clinical Research Institute; Dr. Robert Emery, President, Cardiac Surgical Associates, St. Paul, Minnesota; Dr. Robert Côté, Associate Professor/Physician, Division of Neurology and Clinical Epidemiology, Montreal General Hospital; and Dr. Therese Heinonen, Montréal Heart Institute. Representing Medicure on the committee are: Karl-Gunnar Hidinger, PhD, Vice-President, Clinical Development, and Dr. Ahmad Khalil, Director of Scientific Affairs.

“We are honoured to have some of North America’s leading cardiovascular surgeons and interventionalists participate in this trial,” said Albert D. Friesen, PhD, Medicure’s President & Chief Executive Officer. “This further solidifies our belief in MC-1 and their involvement will be of great value to the Company as we move forward in the development of MC-1 as a leading cardioprotective drug.”

In addition, Dr. Hidinger, noted that the Company was pleased with the of development of MC-1 thus far: “Moving to CABG is a logical extension of MC-1, which previously demonstrated benefit in reducing damage associated with angioplasty. This represents an important part of Medicure’s objective of establishing the drug as a cardioprotective treatment for a variety of situations involving ischemic and reperfusion injury. Given the steady progress that has been made thus far, we remain committed to moving forward with our clinical development program and staying on track with regard to established timelines.”

About Montréal Heart Institute

The Montréal Heart Institute is a world-renowned and highly specialized university hospital and cardiology centre, which promotes cardiology research, develops new technologies and contributes to the prevention of cardiovascular disease by providing rehabilitation conditions that best meet patients’ needs. Over 100 scientists - more than 60 experienced researchers and 50 fellows - work at the Research Centre. In all, the Research Centre has a staff of over 500.

About Duke Clinical Research Institute

Duke Clinical Research Institute is a world leader in cardiology clinical trials and clinical drug research. It combines the clinical expertise and academic leadership of a premier teaching hospital with the full-service operational capabilities of a major contract research organization. With nearly 900 faculty and staff, DCRI combines the scientific thought leadership of Duke University Medical Centre with significant outstanding clinical trials operational capabilities to perform Phase II to IV trials and outcomes.

About Medicure Inc.

Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics and anti-thrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com